# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Milestone Pharmaceuticals Inc., CIK 0001408443
CUSIP: 59935V107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, Quebec Canada (A8), H4M 2X6
Date of event which requires filing of this statement: 07/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969764

## Reporting persons
- Propel Bio Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,861,186; shared voting power 0; sole dispositive power 8,861,186; shared dispositive power 0; aggregate amount beneficially owned 8,861,186 (9.9% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
  (2) Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 53,464,273 Shares outstanding as of May 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in addition to 31,500,000 shares offered by the company in an offering on July 11, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 3,736,296 Shares.
- Leen Kawas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,861,186; shared voting power 0; sole dispositive power 8,861,186; shared dispositive power 0; aggregate amount beneficially owned 8,861,186 (9.9% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
  (2) Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 53,464,273 Shares outstanding as of May 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in addition to 31,500,000 shares offered by the company in an offering on July 11, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 3,736,296 Shares.
- Richard Kayne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,861,186; shared voting power 0; sole dispositive power 8,861,186; shared dispositive power 0; aggregate amount beneficially owned 8,861,186 (9.9% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
  (2) Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 53,464,273 Shares outstanding as of May 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in addition to 31,500,000 shares offered by the company in an offering on July 11, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 3,736,296 Shares.
- Propel Bio Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,861,186; shared voting power 0; sole dispositive power 8,861,186; shared dispositive power 0; aggregate amount beneficially owned 8,861,186 (9.9% of the class)
  Comment: (1) The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.
  (2) Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 53,464,273 Shares outstanding as of May 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in addition to 31,500,000 shares offered by the company in an offering on July 11, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 3,736,296 Shares.

## Item 1. Issuer
Name of issuer: Milestone Pharmaceuticals Inc.
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, QUEBEC, CANADA, H4M 2X6.

## Item 2. Person Filing
Name of person filing:
(i) Propel Bio Management, LLC
(ii) Leen Kawas
(iii) Richard Kayne
(iv) Propel Bio Partners LLC
Address of principal business office or, if none, residence:
(i) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(ii) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(iii) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
(iv) 11620 Wilshire Blvd, Suite 350, Los Angeles, CA 90025
Citizenship:
(i) Delaware
(ii) United States
(iii) United States
(iv) California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) 8,861,186 (1)(2)(3)
(ii) 8,861,186 (1)(2)(3)
(iii) 8,861,186 (2)(3)
(iv) 8,861,186 (2)(3)
Percent of class:
(i) 9.99% (1)(2)(3)
(ii) 9.99% (1)(2)(3)
(iii) 9.99% (2)(3)
(iv) 9.99% (2)(3)
Sole power to vote or to direct the vote:
(i) 8,861,186
(ii) 8,861,186
(iii) 8,861,186
(iv) 8,861,186
Shared power to vote or to direct the vote:
(i) 0
(ii) 0
(iii) 0
(iv) 0
Sole power to dispose or to direct the disposition:
(i) 8,861,186
(ii) 8,861,186
(iii) 8,861,186
(iv) 8,861,186
Shared power to dispose or to direct the disposition:
(i) 0
(ii) 0
(iii) 0
(iv) 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Reporting persons are holding 9.99% of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Propel Bio Management, LLC: Leen Kawas, Managing Member (12/23/2025)
- Leen Kawas: Leen Kawas, individually (12/23/2025)
- Richard Kayne: Richard Kayne, individually (12/23/2025)
- Propel Bio Partners LLC: Leen Kawas, Managing Member (12/23/2025)